Exhibit 99.4

Formula Systems (1985) Ltd. (“Formula”) is a public company whose shares are listed for trading on the Tel Aviv Stock Exchange and on Nasdaq. To the best of the company’s knowledge, and based on information received from Formula, the controlling shareholder of Formula is Asseco Poland S.A. (“Asseco”), a Polish company whose shares are traded on the Warsaw Stock Exchange, holding 25.82% of Formula’s issued and outstanding share capital.

According to information received from Asseco and publicly available information, the shareholders of Asseco (excluding Asseco’s own holdings of approximately 3% of its issued share capital) are as follows: TSS Europe B.V. (“TSS”), holding directly and indirectly approximately 24.84% of Asseco’s issued and outstanding share capital; Allianz OFE, holding approximately 9.99%; Adam Goral Fundacja Rodzinna, holding directly and indirectly approximately 10.01%; and Nationale-Nederlanden OFE, holding directly and indirectly approximately 5.03% of Asseco’s issued and outstanding share capital.

In addition, according to information received from Asseco and publicly available information, on October 1, 2025, a shareholders’ agreement entered into between Adam Goral Fundacja Rodzinna and TSS Europe B.V. came into effect, providing for joint control of Asseco.